April 10, 2013	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amy Miller

Re:
Ares Capital Corporation Preliminary Proxy Statement Filed March 19, 2013
(File No. 814-00663)

Dear Ms. Miller:

        In a telephone conversation on March 28, 2013, you provided us with verbal comments on the preliminary proxy statement (the "preliminary proxy") filed by Ares Capital Corporation (the "Fund") on March 19, 2013. We are concurrently filing this letter via EDGAR as a correspondence filing.

        Set forth below are the comments of the staff of the Securities and Exchange Commission (the "Staff") verbally provided by you and immediately below each comment is the response with respect thereto and, where applicable, the relevant revised disclosure. To aid your review, we have attached to this letter changed pages reflecting the proposed changes to the preliminary proxy. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the preliminary proxy.

Information about the Director Nominees, the Directors and the Executive Officers and Certain Other Officers, page 4

  1.
  You asked the Fund to revise the fifth column of the table on page 4 of the preliminary proxy to include the Fund as one of the portfolios in the fund complex that are overseen by the director or nominee for director.

The Fund has revised the fifth column of the table on page 4 of the proxy statement by changing "None" to "One" and updated the corresponding footnote to clarify that "One" represents the Fund.

Trading History, page 32

  2.
  You asked the Fund to revise the fourth and fifth columns in the table on p. 32 of the preliminary proxy to disclose the premium/discount (expressed as a percentage) of the high and low closing sales prices to the net asset value of the Fund's common stock, rather than providing the high and low sales prices as a percentage of the net asset value of the Fund's common stock.

The Fund has revised the above referenced table in the proxy statement in response to the Staff's comment.

Additional Changes

        In addition, the Fund will make certain non-substantive changes such as filling in blanks, updating information and making stylistic changes to the preliminary proxy prior to filing the definitive proxy statement.

        The Fund understands that:

        (a)   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

        (b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

        (c)   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We look forward to discussing with you any additional questions you may have regarding the proxy statement. As always, thank you for your assistance and please do not hesitate to call me at (310) 284-4544 with any additional questions or comments. The Fund would like to finalize and file its definitive proxy statement no later than Tuesday, April 22, 2013; please let us know if you see any issues with this timing.

Very truly yours,
/s/ Monica J. Shilling
Monica J. Shilling

Enclosures

cc:
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation.